ONER NETWORK, Inc.
(the “Company”)
a Delaware Corporation

Financial Statements with Independent Auditor’s Report

Inception Period Ended February 19, 2025

Table of Contents

INDEPENDENT AUDITOR'S REPORT

To: Oner Network, Inc. Management

Opinion:
We have audited the accompanying financial statements of the Company which comprise the balance sheets as of inception - February 19, 2025 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the period then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of period ended February 19, 2025 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion:
We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the "Auditor''s Responsibilities" section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

Other Information:
Management is responsible for the other information included in the Offering Memorandum. The other information comprises the information included in the Offering Memorandum, but does not include the financial statements and our auditor's report thereon. Our opinion on the financial statements does not cover the other information, and we do not express an opinion or any form of assurance thereon. In connection with our audit of the financial statements, our responsibility is to read the other information and consider whether a material inconsistency exists between the other information and the financial statements, or the other information

otherwise appears to be materially misstated. If, based on the work performed, we conclude that an uncorrected material misstatement of the other information exists, we are required to describe it in our report.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for the twelve months subsequent to the date this audit report is issued.

Auditor's Responsibility:
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

RNB Capital LLC

Tamarac, FL
October 29, 2025

ONER NETWORK, INC.
BALANCE SHEET

AS OF FEBRUARY 19,		2025
TOTAL ASSETS	$	-
LIABILITIES AND EQUITY		
TOTAL LIABILITIES		-
EQUITY		
Common Stock	$	-
Subscription Receivable		-
Additional Paid in Capital		248
Accumulated Deficit		(248)
TOTAL EQUITY	$	-
TOTAL LIABILITIES AND EQUITY	$	-

See Accompanying Notes to these Audited Financial Statements

ONER NETWORK, INC.
STATEMENT OF OPERATIONS

PERIOD ENDED FEBRUARY 19,		2025
Operating Expenses		
General & Administrative Expenses	$	248
Total Operating Expenses		**248**
Total Loss from Operations	$	**(248)**
Net Income (Loss)	**$**	**(248)**

See Accompanying Notes to these Audited Financial Statements

ONER NETWORK, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock			Retained Earnings	Total Shareholders'
	# of Shares	$ Amount	APIC	(Deficit)	Equity
Inception	-	-	-	-	-
Issuance of Common Stock	-		-	-	-
Additional Paid-in Capital	-	-	248	-	248
Net income (loss)	-	-	-	(248)	(248)
Ending balance at 2/19/25	-	-	248	(248)	-

See Accompanying Notes to these Audited Financial Statements

ONER NETWORK, INC.
STATEMENT OF CASH FLOWS

PERIOD ENDED FEBRUARY 19,		2025
OPERATING ACTIVITIES		
Net Income (Loss)	$	(248)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		-
Net Cash provided by (used in) Operating Activities	$	(248)
INVESTING ACTIVITIES		
	$	-
Net Cash provided by (used in) Investing Activities	$	-
FINANCING ACTIVITIES		
Additional Paid in Capital	$	248
Net Cash provided by (used in) Financing Activities	$	248
Cash at the beginning of period		-
Net Cash increase (decrease) for period	$	-
Cash at end of period	$	-

See Accompanying Notes to these Audited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Oner Network, Inc. (the "Company") was incorporated in the State of Delaware on February 19, 2025. The Company is building a payment network and aims to deliver global stablecoin solutions using emerging technologies, including blockchain and artificial intelligence. The Company plans to generate revenue from reserve income and other sources, which comprise subscription and service fees, transaction revenue, and miscellaneous income. Working in collaboration with its affiliates, the Company has devoted substantially all of its efforts to technology development, product design, organizational setup, partnership formation, and fundraising activities.

The Company's legal headquarters is located at One World Trade Center, 85th Floor, New York, NY 10007, USA, and its team members are located globally. The Company's customers will be based worldwide, excluding restricted countries. The Company plans to conduct a crowdfunding campaign under Regulation CF in 2025 to raise operating capital. As of September 30, 2025, the Company has not generated any revenue.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these audited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $0 in cash as of February 19, 2025.

General and Administrative

General and administrative expenses consist of formation expenses.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

The Company was formed on February 19, 2025 and had no operations, taxable income, or filing requirements during the period ended February 19, 2025. As such, the Company was not required to file a federal or state income tax return for the period, and no provision for income taxes has been recorded in the accompanying financial statements.

Management has evaluated the Company's tax positions and concluded that there are no uncertain tax positions requiring recognition or disclosure in the financial statements in accordance with ASC 740, *Income Taxes*.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

As of February 19, 2025, the Company does not have any long-term debt or obligations.

NOTE 6 – EQUITY

The Company has authorized 21,000,000,000 of common shares with a par value of $0.000001 per share. No shares were issued and outstanding as of February 19, 2025.

Voting Rights and Dividends:
Each holder of the Company's common stock is entitled to one vote per share on all matters submitted to stockholders for a vote, including the election of directors, except as may be otherwise provided in the Certificate

of Incorporation or applicable law. Stockholders may vote in person or by proxy, and actions may also be taken by written consent without a meeting if the requisite number of shares consents in writing in accordance with the Delaware General Corporation Law.

Dividends:
Dividends may be declared and paid at the discretion of the Company's Board of Directors, subject to applicable provisions of the Delaware General Corporation Law and the Company's Certificate of Incorporation. Dividends, if declared, may be paid in cash, property, or additional shares of capital stock. The Board may also allocate reserves from available funds to meet operational contingencies, maintain assets, or equalize future dividends. As of February 19, 2025 no dividends were declared.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to February 19, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 24, 2025, the date these financial statements were available to be issued.

On June 25, 2025, the Company amended its Articles of Incorporation to reduce its authorized shares from 21,000,000,000 to 10,000,000. 8,000,000 of these shares are issued and outstanding.

On June 5, 2025 the Company formed two subsidiary companies, Oner International LLC and Oner Synergy LLC, both Delaware limited liability companies.

On August 19, 2025, the Company entered into a Simple Agreement for Future Equity (SAFE) with Mirko Turrina, an accredited investor, for total proceeds of USD 25,000. The SAFE provides for the issuance of equity upon a future qualifying financing or liquidity event and carries a post-money valuation cap of USD 18 million. The SAFE does not entitle the investor to voting rights and is classified as equity for accounting purposes under applicable U.S. GAAP guidance.

On October 20, 2025, the Company's Board of Directors approved the continuation and amendment of a service arrangement originally effective February 19, 2025, with Opermont Limited, a related party. Under the amended terms, Opermont provides technology development, human resources, payroll, marketing, administrative, and operational support services to the Company and its subsidiaries. Invoices are to be settled within a six-month payment window, with service payments deferred until the Company raises at least USD 1,000,000 in external financing. The agreement is governed by the laws of Hong Kong and was reviewed and approved by the disinterested director.

On October 20, 2025, the Company entered into a Reimbursement Advances Loan Agreement with Azim Ghader, memorializing approximately USD 60,000 of business expenses paid personally or through affiliated accounts since report date February 19, 2025. The loan is interest-free, unsecured, not convertible to equity, and payable within six months of payment, or sooner upon the Company raising at least USD 1 million in financing, a change of control, or dissolution. The Agreement was ratified by board consent on October 29, 2025, and covers amounts incurred by the Company and its subsidiaries.